UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-31803

(Check One): ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended: ___________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant: Transmeta Corporation

Former name if applicable

Address of principal executive office (Street and number): 3990 Freedom Circle

City, state and zip code: Santa Clara, CA 95054

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     On October 20, 2004, the Registrant issued a press release and filed a current report on Form 8-K that announced that the Registrant intends to amend its financial statements for the quarterly period ended June 30, 2004. This activity has been time-consuming and has led to a delay in the completion of the Registrant’s Form 10-Q for the quarterly period ended September 30, 2004. The Registrant expended (and continues to expend) substantial effort to complete the amended financial statements for the quarterly period ended June 30, 2004 and the Registrant’s Form 10-Q for the quarterly period ended September 30, 2004, but was unable to file, by November 3, 2004, the subject Quarterly Report without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John O’Hara Horsley	(408)	919-3000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In a press release issued on October 20, 2004, the Registrant announced that it expects to amend its financial statements for the second fiscal quarter of 2004. As a result of the continuing process of evaluating the impact of such amendment, the Registrant is not in a position at this time to provide any reasonable estimate of any significant changes in results of operations from the quarter ended September 30, 2003 to the quarter ended September 30, 2004 that may be reflected in the earnings statements to be included in the Registrant’s Form 10-Q for the quarterly period ended September 30, 2004.

Transmeta Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 4, 2004	By:	/s/ JOHN O’HARA HORSLEY
Vice President, General Counsel & Secretary